September 28, 2012

Board of Directors

Icahn Enterprises G.P. Inc.

767 Fifth Avenue, 47th Floor

New York, NY 10153

Ladies and Gentlemen:

As a result of certain requirements for the number of public boards that I can sit on, I hereby resign as director and officer of each of Icahn Enterprises G.P. Inc. and Icahn Enterprises Finance Corp., effective as of the date hereof.

Very truly yours,

Vincent J. Intrieri